SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

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                                                          OMB APPROVAL
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                                                     COMMISSION FILE NUMBER
                                                            0-19263
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                                                         CUSIP NUMBER
                                                          86859F 10 7
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                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

     For Period Ended: March 31, 2002

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:______________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
         --------------------------------------------------------------

PART I -- REGISTRANT INFORMATION


Intacta Technologies Inc.
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Full Name of Registrant

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Former Name If Applicable

945 East Paces Ferry Road, N.E. Suite 1445
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Address of Principal Executive Office (Street and Number)

Atlanta, GA  30326
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City, State and Zip Code


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on  Form 10-K,  Form 20-F,  Form 11-K or  Form N-SAR, or  portion
[X]  |         thereof, will be filed on or before the  fifteenth  calendar  day
     |         following the prescribed due  date;  or  the  subject   quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be  filed on or  before  the  fifth  calendar  day  following the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Form 10-Q for the interim period ended March 31, 2002 could not be filed within the prescribed time period due to unanticipated delays arising in connection with its preparation.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    Noel R. Bambrough                    404          880-9919
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment

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                            Intacta Technologies Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2002                      By: /s/ Noel R. Bambrough
                                        ---------------------------------------
                                        Noel R. Bambrough
                                        President and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

                        ATTACHMENT TO PART IV-ITEM (3) OF
                                   FORM 12B-25
                            INTACTA TECHNOLOGIES INC.

                      WITH RESPECT TO ITS FORM 10-Q FOR THE
                        THREE MONTHS ENDED MARCH 31, 2002


     The registrant estimates that its results of operations for the three months ended March 31, 2002, as reflected in its consolidated statements of operations to be included in its Form 10-Q for the three months ended March 31, 2002 ("First Quarter 2002"), will reflect the following changes:

     A decrease in total revenues to approximately $54,300 for First Quarter 2002 as compared to total revenues of $92,000 for the three months ended March 31, 2001 ("First Quarter 2001").

     Primarily due to certain cost-reduction measures instituted by the registrant during the last three quarters ending March 31, 2002, the registrant expects to report that operating expenses decreased to approximately $692,600 for First Quarter 2002 as compared to $1,020,200 for First Quarter 2001. As a result, the registrant expects to report that, despite the decrease in revenues from First Quarter 2001 to First Quarter 2002, loss from operations reduced to approximately $638,300 for First Quarter 2002 as compared to $928,200 for First Quarter 2001; and net loss reduced to approximately $638,100 for First Quarter 2002 as compared to $896,400 for First Quarter 2001.